UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MDxHealth SA

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58286E102 **

(CUSIP Number)

MVM Partners, LLC Old City Hall 45 School Street Boston, MA 02108 Attn: Eric Bednarski	Troutman Pepper Hamilton Sanders LLP 400 Berwyn Park 899 Cassatt Road Berwyn, PA 19312 Attn: Scott Jones, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 58286E102

1	NAMES OF REPORTING PERSONS
MVM Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,504,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,504,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,504,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

CUSIP No. 58286E102

1	NAMES OF REPORTING PERSONS
MVM Partners LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
--

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

CUSIP No. 58286E102

1	NAMES OF REPORTING PERSONS
MVM V LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,787,315

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,787,315

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,787,315

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.4%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

CUSIP No. 58286E102

1	NAMES OF REPORTING PERSONS
MVM GP (No.5) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
717,269

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
717,269

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,269

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.44%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons on December 23, 2022 (the “Schedule 13D”). Capitalized terms used herein and not defined have the meaning ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and supplemented as follows:

On July 1, 2022 MVM Partners, LLC (“New Advisor”) replaced MVM Partners LLP (“Former Advisor”) as the investment advisor to the Funds. As a result, the Former Advisor’s indirect beneficial interest in the issuer was transferred to the New Advisor and the Former Advisor no longer holds any direct or indirect interest in the Issuer and disclaims any beneficial ownership of the securities of the Issuer as of the date of this Amendment.

This Amendment No. 1 is being filed on behalf of (i) the New Advisor, (ii) MVM V LP (“MVM V”), and (iii) MVM GP (No. 5) LP (“MVM GP”, collectively with MVM V, the “Funds” and collectively with the New Advisor, the Former Advisor and MVM V, the “Reporting Persons”).

The New Advisor provides investment advisory services to the Funds, which directly hold the shares of Common Stock reflected as being beneficially owned by the Funds herein, and in such capacity The New Advisor has voting and dispositive power over such shares. Investment decisions for the Funds are made by an investment committee at the New Advisor which consists of two individuals. No single individual member of the Investment Committee, or any other individual at the New Advisor, has the power to unilaterally make investment decisions for the New Advisor or the Funds or to direct the voting or disposition of the shares. The Former Advisor has no power to make investment decisions for the New Advisor or the Funds with respect to the shares or to direct the voting or disposition of the shares.

Dr. Eric Bednarski, an investment manager and officer at the New Advisor, is a member of the board of directors of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated November 22, 2022, a copy of which is attached hereto as Exhibit 1.

The principal business address and principal office of the Reporting Persons is Old City Hall, 45 School St., Boston, MA 02108. The principal business of the New Advisor and each Fund is making and managing growth equity-focused investments.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or entity or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

The information contained in the cover pages of this Amendment is incorporated herein by reference. The percentages used in this Amendment are calculated based upon on a total of 162,880,936 outstanding shares of Common Stock of the Issuer as reported in the Issuer’s Form 6-K filed on August 26, 2022.

Each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the securities of the Issuer owned by the other Reporting Persons. The filing of this Amendment shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Joint Filing Agreement

The Reporting Persons are parties to an Amended and Restated Joint Filing Agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. The Amended and Restated Joint Filing Agreement is filed as Exhibit 1 to this Amendment and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

1	Amended and Restated Joint Filing Agreement, dated November 22, 2022

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2022	MVM Partners, LLC

	By:	/s/ Eric Bednarski
	Name:	Eric Bednarski
	Title:	Vice President

MVM Partners LLP

	By:	/s/ Neil Akhurst
	Name:	Neil Akhurst
	Title:	Partner

MVM V LP
By: MVM Partners, LLC, its Fund Manager
	By:	/s/ Eric Bednarski
	Name:	Eric Bednarski
	Title:	Vice President

MVM GP (No. 5) LP
By: MVM Partners, LLC, its Fund Manager
	By:	/s/ Eric Bednarski
	Name:	Eric Bednarski
	Title:	Vice President